

July 6, 2011

Via E-mail
Roger D. Plemens
President and Chief Executive Officer
Macon Financial Corp.
220 One Center Court
Franklin, North Carolina 28734

**Re: Macon Financial Corp.
            Registration Statement on Form S-1
            Filed June 10, 2011
            File No. 333-174826**

Dear Mr. Plemens:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

Recent Operating Challenges and Losses, page 2

1. Revise the third paragraph regarding the MOU to indicate the discussion is of the material points of the Memorandum and use bullet points for each material item. In addition, disclose that the fuller discussion and actions taken to date by the company to comply are located at the page reference made.

How We Determined the Offering Range – page 6

2. Disclose the Board's role in determining the offering range and price and how the Board considered the substantial discount to book value of the offering price and the substantial discount off the peer group pricing ratios.

How We Intend to Use the Proceeds From the Offering , page 11

3. Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning investments, dividends, share repurchases or other specific uses. Disclose if there are any plans, agreements or understanding to make any acquisitions or material dispositions. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Benefits to Management and Potential Dilution to Shareholders…, page 12

4. To the extent practicable, clarify and quantify the dilutive and financial impact of these plans and agreements on the financial condition and profitability of Macon.

5. Please clarify the connection between the contemplated stock-based benefit plans and increased compensation costs.

Risk Factors, page 13

Bancorp has outstanding subordinated debentures…, page 22

6. Revise to disclose the annual interest expense at the holding company and the accrued and unpaid interest as of the most recent practicable date.

Market for the Common Stock, page 27

7. Please advise us of the status of your application for trading on the NASDAQ Global Market.

Pro Forma Data, page 28

8. We note you have chosen to use a five-year U.S. Treasury Note yield in calculating your pro forma consolidated net income for the three months ended March 31, 2011 and for the year ended December 31, 2010. Please tell us why you believe using this rate was more appropriate than using a one-year U.S. Treasury Note yield. We also note you used the March 31, 2011 yield both at March 31, 2011 and at December 31, 2010. Please tell us why you believe it is appropriate to use a March 31, 2011 U.S. Treasury Note yield in determining pro forma net income for the year ending December 31, 2010.

Management's Discussion and Analysis, page 31

Balance Sheet Analysis: March 31, 2011 compared to December 31, 2010, page 38

Loans, page 38

9. Revise to disclose at March 31, 2011 and December 31, 2010, the aggregate amount of loans that are considered current, but have had their terms extended or rates lowered and are not counted as troubled debt restructurings.

Non-performing Assets, page 39

10. We note that you had troubled debt restructurings ("TDRs") of $14.0 million and $15.1 million as of December 31, 2010 and March 31, 2011. Given the significance of your TDRs, please amend your filing to disclose the following:
   - A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
   - Policy on how many payments the borrower needs to make before returning the loan to accrual status; and
   - Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

11. Please revise to disclose whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Allowance for Loan Losses, page 40

12. On page 42, we note your disclosure stating that in the fourth quarter of 2010 you began conducting appraisals on a more frequent basis and that updated appraisals were received during the quarter ending March 31, 2011. Please revise to state the rationale for the change and quantification of the impact on the provision for loan losses. You may refer to ASC Paragraph 310-10-50-11B(a)(3). As part of your response, please tell us why you believe your policy prior to the fourth quarter of 2010 resulted in timely receipt of appraisals, recognition of appropriate periodic loan loss provisions and any related loan loss charge-offs within your overall allowance for loan losses. Please tell us how the change in policy impacted your determination that your overall allowance for loan losses was appropriate for the last two fiscal years ended and the interim period ended in 2011. Please specifically explain whether or not you considered restating any historical components of your overall total allowance for loan loss balances or other previously reported financial information once you began conducting appraisals on a more frequent basis or providing a prospective catch-up adjustment in a more recent financial statement period, if applicable.

13. As a related matter, we note that you began recording partial charge-offs on loans in late 2010. Please address how partially charged-off loans for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as non-performing. Also, please explain what circumstances led you to recording partial charge-offs late in 2010 and why you did not record partial charge-offs previously. Clarify if you only recorded full charge-offs previously and explain to us why you believe your policies are appropriate. Please also specifically explain whether or not you considered restating any historical components of your overall total allowance for loan loss balances or other previously reported financial information once you began recording partial charge-offs on loans in late 2010 or providing a prospective catch-up adjustment in a more recent financial statement period, if applicable.

14. You also state you revised your policy to raise your minimum acceptable appraisal standards. Please clarify by clearly defining this term both before and after the change in policy.

15. In order for us to clearly understand all of your appraisal policies and the impact the policy changes had on your financial statements, please amend your filing to disclose the following:

- When the company does not have a new appraisal on file, describe the procedures you perform to determine whether the assumptions reflected in the original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old;
- Please describe the procedures performed to determine the fair value of collateral-dependent impaired loans as of each balance sheet date presented. In determining the fair value, please address whether you make adjustments to original appraisals to take into consideration current market conditions. If so, describe the types of adjustments made. Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model. Clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments; and
- Please address the procedures performed while awaiting receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately as of each period end date.

16. We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in non-performing loans from $43.7 million to $75.6 million and to $73.2 million as of December 31, 2009, December 31, 2010, and March 31, 2011 respectively, and your total non-performing loans to total loans from 5.64% to 10.53% and to 10.59% for the comparable dates. However, we note your allowance for loan

losses to total non-performing loans was only 40.67%, 22.75% and 28.52% for the comparable periods. Further, we note that the net charge-offs associated with your allowance for loan losses were $17.2 million and $19.5 million as of December 31, 2009 and December 31, 2010, respectively, which exceeded your allowance for loan loss beginning balances of $13.2 million and $17.8 million as of January 1, 2009 and January 1, 2010, respectively. In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of December 31, 2009, December 31, 2010, and March 31, 2011. In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.

Balance Sheet Analysis: December 31, 2010 and December 31, 2009, page 44

Non-performing assets, page 46

17. We further note that during 2010, "the Bank intensified its practice of manually reviewing problem loans less than 90 days past due, and placing those loans on non-accrual status, where the recognition of interest income is considered doubtful." Please clarify to us the details of your policy for reviewing problem loans less than 90 days past due prior to the change in policy and tell us why you believe your old policy was appropriate during such time and in accordance with GAAP. Further, please revise to state the rationale for the change and quantification of the impact on the provision for loan losses, in accordance with ASC Paragraph 310-10-50-11B(a)(3). As part of your response, please address why you believe your periodic loan loss provisions and your overall allowance for loan losses were appropriate for the last two fiscal years ended and the interim period ended in 2011. Please specifically explain whether or not you considered restating any historical components of your overall total allowance for loan loss balances or other previously reported financial information once you began conducting appraisals on a more frequent basis or providing a prospective catch-up adjustment in a more recent financial statement period, if applicable.

Allocation of Allowance for Loan Losses, page 48

18. We note your discussion of your coverage ratios as of December 31, 2008, 2009 and 2010. We specifically note your discussion explaining why your coverage ratio reached a high of 40.67% as of December 31, 2009. Please continue your discussion of your coverage ratios by explaining why your ratios decreased to 22.75% as of December 31, 2010 and to 28.52% as of March 31, 2011.

Our Business, page 58

Lending Activities, page 60

19. We note your disclosure on page 61 stating that you offer "special programs for first-time
    home purchasers and low- and moderate- income home purchasers." Please revise to
    include a more detailed description of the special program you offer and when this
    program began as well any guarantees or other support provided by any local, state or
    federal governmental body, if applicable.

Share pricing and Number of shares…, page 91

20. Revise immediately before or after the table on page 92 to disclose the section criteria for
    the peer group.

The Conversion, page 89

Macon Financial's Articles of Incorporation and Bylaws, page 105

21. Please recast the heading to reference the anti-takeover effects of the articles and bylaws.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Allowance for Loan Losses, page F-10

22. On page F-11, we note your statement that, "[l]arge groups of smaller balance
    homogeneous loans are collectively evaluated for impairment. Accordingly, the bank
    does not separately identify individual consumer and residential loans for impairment
    disclosures." However, on pages F-19 and F-20, we note the tabular presentation that
    displays one-to four- family residential loans individually evaluated for impairment. We
    further note on page 42 that you have reported a specific allowance for one-to four-
    family residential loans. Please clarify by revising any inconsistent disclosures.

Part II

Exhibits 5 and 8.1

23. Please file signed and dated opinions in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Cooper at 202-551-3396 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel